Filed by Strathcona Resources Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: MEG Energy Corp.

Commission File No. 132-02876

The following article was published by CBC News on August 22, 2025, and features a statement by Executive Chairman of Strathcona Resources Ltd. (“Strathcona”), Adam Waterous, where Mr. Waterous discussed Strathcona's offer (the "Offer") to purchase all of the issued and outstanding common shares (the "MEG Shares") in the capital of MEG Energy Corp. ("MEG") not already owned by Strathcona and its affiliates.

By Lauren Krugel

August 22, 2025

Cenovus signs $7.9B deal to buy MEG as Strathcona says company is 'preying on a weak board'

August 22 (CBC News) - MEG Energy Inc. has accepted a friendly cash-and-stock takeover offer from oilsands neighbour Cenovus Energy Inc. worth $7.9 billion, including debt, after spurning an earlier unsolicited bid from Strathcona Resources Ltd.

A special committee reviewed all available options to boost shareholder value after Strathcona made its takeover attempt, MEG chairman James McFarland said Friday.

"After considering the Strathcona unsolicited offer, engaging with multiple parties on proposals, and assessing them against MEG's stand-alone plan, the special committee and the MEG Board unanimously concluded that the proposed transaction with Cenovus represents the best strategic alternative," McFarland said in a statement.

Side-by-side oilsands operations

Cenovus had been floated by industry watchers as the most likely company to launch a competing bid because it and MEG have side-by-side oilsands properties at Christina Lake south of Fort McMurray, Alta., that could be more efficient together.

Cenovus said the deal represents a unique opportunity to acquire about 110,000 barrels per day of production adjacent to its operations.

It's also predicting annual cost savings and efficiencies of $150 million a year in 2026 and 2027 and $400 million a year in 2028 and beyond if the deal goes through.

On a conference call with analysts Friday, Cenovus CEO Jon McKenzie called MEG one of the top producers using the steam-assisted gravity drainage, or SAGD, method to extract bitumen from deep underground. In SAGD, the bitumen is heated up and drawn to the surface through wells instead of mined in an open pit.

"We are very excited to leverage the best practices of both companies to continue to drive value. We can see several areas where MEG has advanced new and innovative approaches, and we'll be evaluating to see what we can implement across both Christina Lake assets, as well as extending to the rest of our SAGD portfolio," McKenzie said.

"At Cenovus, all of us remain committed to pushing the boundaries of SAGD innovation and this combination brings together two of the best performing producers in this space."

Under the agreement, MEG shareholders can receive $27.25 in cash or 1.325 Cenovus common shares for each MEG share, subject to a limit of $5.2 billion in cash and 84.3 million Cenovus shares available.

On a fully pro-rated basis, the offer per MEG share represents $20.44 in cash and 0.33125 of a Cenovus share.

MEG shares closed at $27.56 on the Toronto Stock Exchange on Thursday, making the deal a "modest take-under," said Desjardins Securities analyst Chris MacCulloch in a research note.

Strathcona's offer, which is open until Sept. 15, includes a combination of 0.62 of a Strathcona share and $4.10 in cash per MEG share. Based on Strathcona's closing share price of $38.83 on Thursday, its bid is worth $28.17 per MEG share.

"We believe the Cenovus offer should prove more attractive to MEG shareholders given it includes a large cash component while allowing them to participate in the superior synergy potential of the combined entity through a more liquid equity component," MacCulloch wrote.

The deal must be approved by a two-thirds majority of MEG shareholders in a vote set for October.

MacCulloch said Cenovus has left itself the financial room to sweeten the deal before then if needed and called the proposed transaction a "strategic masterstroke."

'Preying on a weak board': Strathcona exec

In a statement emailed to CBC News, Strathcona executive chairman Adam Waterous voiced his opposition to the deal.

"Hats off to Cenovus for preying on a weak board which owns almost no shares in the business and clearly adopted an 'Anybody But Strathcona' view as a result of Strathcona putting the company in play," he said. "I am sure Cenovus felt that negotiating with MEG's board was like taking candy from a baby."

Waterous said Strathcona will continue engaging with MEG shareholders ahead of the Sept. 15 deadline on the company's offer.

"The MEG Board has just agreed to a take-under by Cenovus," he said. "The price reflects about a dollar per share less than current the value of Strathcona's offer."

MEG had raised concerns over Waterous Energy Fund owning 51 per cent of the combined company post-takeover if Strathcona was successful, but Waterous has said the fund had no intention of selling its stake.

When it announced its takeover attempt in May, Strathcona disclosed that it holds a 9.2 per cent stake in MEG.

"Should Strathcona be unsuccessful in its tender offer, it will be voting it's 9.2 per cent ownership stake in MEG against the Cenovus offer and will proceed with its previously disclosed plan of returning approximately $10 per share by year end to its shareholders," Waterous said.

Reporting by Lauren Krugel.
With files from Kyle Bakx.

Additional Information and Where to Find It

This communication relates to the Offer. In connection with the Offer, Strathcona has filed and will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a registration statement on Form F-10 (the “Registration Statement”) under the United States Securities Act of 1933, as amended, which includes the Offer to Purchase and Bid Circular dated May 30, 2025 (the “Offer to Purchase and Circular”) and other documents related to the Offer. This communication is not a substitute for the Registration Statement, the Offer to Purchase and Circular or any other relevant documents filed with the applicable Canadian securities regulatory authorities or the SEC. MEG shareholders and other interested parties are urged to read the Registration Statement, the Offer to Purchase and Circular, all documents incorporated by reference therein, all other applicable documents and any amendments or supplements to any such documents when they become available, because they do and will contain important information about Strathcona, MEG and the Offer.

The Registration Statement, Offer to Purchase and Circular and other materials filed or that will be filed by Strathcona with the SEC will be available electronically without charge at the SEC’s website at www.sec.gov. The Registration Statement, Offer to Purchase and Circular, documents incorporated by reference therein and other relevant documents may also be obtained on request without charge from Strathcona by email at info@strathconaresources.com or by phone at (403) 930-3000 or Laurel Hill Advisory Group, the information agent for the Offer, by email at assistance@laurelhill.com or by phone at 1-877-452-7184 (Toll-Free), and will also be available electronically at www.sedarplus.ca.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The Offer to acquire MEG Shares and issue Strathcona common shares in connection therewith is made solely by, and subject to the terms and conditions set out in, the Offer to Purchase and Circular and accompanying letter of transmittal and notice of guaranteed delivery. The Offer to Purchase and Circular and the related documents, contain important information about the Offer and should be read in its entirety by MEG shareholders.

Cautionary Statement Respecting Information of MEG

Strathcona has not had access to the non-public books and records of MEG and Strathcona is not in a position to independently assess or verify certain of the information in MEG's publicly filed documents, including its financial statements and reserves disclosures. MEG has not reviewed this communication and has not confirmed the accuracy and completeness of the information in respect of MEG contained herein. As a result, all information regarding MEG included herein has been taken from, or is based upon, publicly available information filed by MEG with the applicable securities regulatory authorities in Canada prior to the date hereof and other public sources. While Strathcona has no reason to believe that such publicly available information is inaccurate or incomplete, or contains any untrue statement of a material fact or omits to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, Strathcona does not assume any responsibility for the accuracy or completeness of any such information or for any failure by MEG to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Strathcona.

Forward-Looking Information

This communication contains certain "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of applicable U.S. securities laws (collectively, "forward-looking information") and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events, and is therefore subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking information. Often, but not always, forward-looking information can be identified by the use of forward-looking words such as "believes", "plans", "expects", "intends" and "anticipates", or variations of such words, and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information contained in this communication includes, but is not limited to, statements relating to: Strathcona’s business strategy and future plans; the expected benefits of the Offer and the combination of Strathcona and MEG, both to MEG shareholders and Strathcona shareholders; the implications of the cash-and-stock takeover offer by Cenovus Energy Inc. (“Cenovus”) to acquire all of the issued and outstanding common shares of MEG (the “Cenovus Offer”); the pricing comparisons of the Offer and the Cenovus Offer; the intention of Strathcona to vote the MEG Shares already owned by Strathcona and its affiliates against the Cenovus Offer; the intention to pay a special dividend to Strathcona shareholders if the Offer is unsuccessful; the expected pro forma ownership of the combined company by the MEG shareholders and the Strathcona shareholders, including Waterous Energy Fund and Waterous Energy Fund III LP; and the intention of Strathcona to engage with the MEG’s Board and MEG shareholders directly.

All forward-looking information reflects Strathcona’s beliefs and assumptions based on information available at the time the applicable forward-looking information is disclosed and in light of Strathcona’s current expectations with respect to such things as: the ability of Strathcona to complete the combination of Strathcona and MEG, pursuant to the Offer or otherwise, integrate Strathcona's and MEG's respective businesses and operations and realize the anticipated strategic, operational and financial benefits synergies from the acquisition of MEG by Strathcona; the conditions of the Offer will be satisfied on a timely basis in accordance with their terms; the anticipated synergies and other anticipated benefits of the Offer will be realized in a manner consistent with Strathcona's expectations; the success of Strathcona’s operations and growth and expansion projects; expectations regarding production growth, future well production rates and reserve volumes; expectations regarding Strathcona’s capital program; the outlook for general economic trends, industry trends, prevailing and future commodity prices, foreign exchange rates and interest rates; the availability of third party services; prevailing and future royalty regimes and tax laws; future well production rates and reserve volumes; fluctuations in energy prices based on worldwide demand and geopolitical events; the impact of inflation; the integrity and reliability of Strathcona’s assets; decommissioning obligations; and the governmental, regulatory and legal environment, including expectations regarding the current and future carbon tax regime and regulations. Management believes that its assumptions and expectations reflected in the forward-looking information contained herein are reasonable based on the information available on the date such information is provided and the process used to prepare the information. However, it cannot assure readers that these expectations will prove to be correct.

The forward-looking information included in this communication is not a guarantee of future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information, including, without limitation: changes in commodity prices; changes in the demand for or supply of Strathcona’s products; changes in general economic and market conditions in Canada, the United States and elsewhere; determinations by the Organization of the Petroleum Exporting Countries and other countries as to production levels; unanticipated operating results or production declines; changes in tax or environmental laws, climate change, royalty rates, tariff rates or other regulatory matters; changes in Strathcona’s development plans or by third party operators of Strathcona’s properties; failure to achieve anticipated results of its operations; competition from other producers; inability to retain drilling rigs and other services; incorrect assessment of the value of acquisitions; delays resulting from or inability to obtain required regulatory approvals; increased debt levels or debt service requirements; inflation; changes in foreign exchange rates; inaccurate estimation of Strathcona’s oil and gas reserve and contingent resource volumes; limited, unfavourable or a lack of access to capital markets or other sources of capital; increased costs; a lack of adequate insurance coverage; and the impact of competitors. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Strathcona. Strathcona’s Annual Information Form for the year ended December 31, 2024 and other documents filed by Strathcona with the applicable Canadian securities regulatory authorities (available under Strathcona’s profile on SEDAR+ at www.sedarplus.ca) further describe risks, material assumptions and other factors that could influence actual results.

The foregoing risks should not be construed as exhaustive. The forward-looking information contained in this communication speaks only as of the date of this communication and Strathcona does not assume any obligation to publicly update or revise such forward-looking information to reflect new events or circumstances, except as may be required pursuant to applicable laws. Any forward-looking information contained herein is expressly qualified by this cautionary statement.